

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 28, 2006

Mr. Jeffrey M. Gorden
Chief Financial Officer
BAB, Inc.
500 Lake Cook Road, Suite 475
Deerfield, Illinois 60015

 Re: **BAB, Inc.**
 Form 10-KSB for Fiscal Year Ended November 30, 2005
 Filed February 28, 2006
 File No. 0-31555

Dear Mr. Gorden:

 We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended November 30, 2005

Dividend Policy

1.   You have disclosed significant semi-annual and special dividends paid in the
        years 2004 through 2006. Revise your dividend policy disclosure to clearly
        articulate what your dividend policy is, and the factors considered by the Board of
        Directors in declaring these dividends.

Liquidity and Capital Resources

2.   Revise your liquidity disclosure to indicate what your dividend policy for the next
        year will be, any significant assumptions as to cash available and how you expect
        to be able to fund it. Also describe any effect of paying cash dividends, rather
        than retaining this cash for expansion and reinvestment in the business, on your
        future liquidity and financial position.

Consolidated Balance Sheets

3.   Your balance sheet contains substantial goodwill which you do not consider to be
        impaired. In Note 2, Income Taxes, you disclose that you have provided a full
        valuation allowance on the net deferred tax asset due to the uncertainty of
        realization. Tell us what assumptions you considered to conclude that the
        goodwill is not impaired under Statement of Financial Accounting Standards
        (SFAS) 142, and what assumptions you considered to conclude that your deferred
        tax asset was fully impaired under SFAS 109. We may have further comment.

Consolidated Statements of Income

4.   We note the utilization of net operating loss carryovers and a change in the
        valuation allowance for fiscal years 2004 and 2003, disclosed in footnote three,
        offsetting your current income tax expense. While the disclosure requirements of
        SFAS 109 permit the components of income tax expense to be disclosed in the
        notes to your financial statements, the offsetting nature of these two components
        does not eliminate the requirement to display a line item for income tax expense
        in the Consolidated Statements of Income. Revise these statements to include a
        line item for income tax expense in your Consolidated Statements of Income.

Controls and Procedures

5.   You have disclosed that you evaluated the effectiveness of disclosure controls and
        procedures within 90 days of the filing date of the annual report. Amend this
        disclosure to address your conclusions regarding the effectiveness of such

       controls and procedures as of the end of the period covered by the report, as
       specified in Regulation S-K Item 307.

6.   You have disclosed there were no significant changes in internal controls that
could significantly affect your disclosure controls and procedures subsequent to
the 90 day evaluation period. Revise this disclosure to address <u>any</u> change in
internal control over financial reporting that occurred during your last fiscal
quarter (the fourth fiscal quarter in the case of an annual report) that has
materially affected, or is reasonably likely to materially affect, your internal
control over financial reporting.

<u>Exhibits and Reports on Form 8-K</u>

7.   The exhibits specified in Regulation S-B Item 601(a) for Form 10-KSB must be
filed or incorporated by reference. Amend your listing of exhibits to include all
required exhibits, and file or incorporate such documents by reference.

8.   We note that the wording of your certifications under Section 302 of the
Sarbanes-Oxley Act of 2002 does not conform to the requirements as specified in
Financial Release 33-8238. Please provide the correctly worded certifications.

9.   We note that the wording of your certifications under Section 906 of the
Sarbanes-Oxley Act of 2002 refers to the Quarterly Report on Form 10-KSB.
Please amend this certification to refer to the Annual Report.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

　　　　You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3684 with any other questions.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　April Sifford
　　　　　　　　　　　　　　　　　　　Branch Chief